Exhibit 21.1

LIST OF SUBSIDIARIES OF THE REGISTRANT

NAME OF SUBSIDIARY	JURISDICTION

Argus Information and Advisory Services, LLC	New York
Insurance Services Office, Inc.	Delaware
ISO Services, Inc.	Delaware
Wood Mackenzie Limited	United Kingdom
Xactware Solutions, Inc.	Delaware